Stuart M. Falber

+1 617 526 6663 (t)

+1 617 526 5000 (f)

stuart.falber@wilmerhale.com

October 27, 2017

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Erin Jaskot
Lisa Vanjoske
Mark Brunhofer

Re:	Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1 filed October 13, 2017
Amendment No. 1 to Registration Statement on Form S-1 filed October 20, 2017
File No. 333-220941

Ladies and Gentlemen:

On behalf of Apellis Pharmaceuticals, Inc. (the “Company”), we are responding to the comments contained in the letter dated October 26, 2017 (the “Letter”) from the Office of Healthcare & Insurance in the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Cedric Francois, the Company’s President and Chief Executive Officer, relating to Amendment No. 1 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Registration Statement and is filing an amendment to the Registration Statement on Form S-1 (“Amendment No. 2 to the Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in Amendment No. 2 to the Registration Statement.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Oxford    Palo Alto    Washington

Securities and Exchange Commission

Division of Corporation Finance

October 27, 2017

Form S-1/A filed October 20, 2017

Summary

Our Programs

Geographic Atrophy, page 2

1.	Please expand the discussion of your Phase 2 trial of patients with wet AMD planned for the first of half of 2018 to clearly state the purpose of the study. You state that the study will evaluate the safety of APL-2 when administered with anti-VEGF treatments, but also state that you will evaluate whether treatment with APL-2 will allow wet AMD patients to reduce dependence on anti-VEGF treatments. Given that patients developed wet AMD while undergoing treatment with APL-2, it is unclear how the use of APL-2 would reduce dependence on anti-VEGF treatments. Please also disclose the date that you submitted the related safety report to the FDA and whether the occurrence of wet AMD in the Phase 2 trial could limit or otherwise materially impact your anticipated Phase 3 trial. Please make revisions here and in the Business section as appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 83, 91 and 93 of Amendment No. 2 to the Registration Statement.

Summary Consolidated Financial Information, page 7

2.	You state on page 8 that the pro forma information presented does not reflect the borrowing of $20 million, the sale of a note in the amount of $7 million, or the issuance of warrants in October 2017. Tell us why you did not reflect these transactions in the pro forma information presented throughout the registration statement.

Response:	In response to the Staff’s comment, the Company has revised the presentation of its pro forma information to reflect the borrowing of $20.0 million, the sale of a promissory note in the amount of $7.0 million, the issuance of warrants to purchase 200,000 shares of common stock issued to an affiliate of one of the Company’s stockholders in connection with the $7.0 million promissory note and the exercise of such warrants prior to the closing of the offering. As noted in note 1 on page 9 of Amendment No. 2 to the Registration Statement, the Company continued to exclude from the pro forma information the issuance of the warrants to purchase 30,000 shares of common stock issued to Silicon Valley Bank as the Company does not believe that any liability associated with the warrants is material, in particular with respect to the $20.0 million of indebtedness under the term loan facility with Silicon Valley Bank.

Securities and Exchange Commission

Division of Corporation Finance

October 27, 2017

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

Enclosures

cc:	Cedric Francois, Apellis Pharmaceuticals, Inc.
David Watson, Apellis Pharmaceuticals, Inc.